Interim Management’s Discussion and Analysis (“MD&A”)

 – Quarterly Highlights

For the six months ended June 30, 2016

Dated: August 11, 2016

Quaterra Resources Inc.
Interim MD&A – Quarterly Highlights
For the six months ended June 30, 2016

Introduction

Quaterra Resources Inc. (“Quaterra” or the “Company”) is a junior copper exploration and development company with the primary objective to advance its copper projects in the Yerington District, Nevada, United States.

The Company is based in Vancouver, British Columbia, Canada and its common shares are listed on the TSX Venture Exchange (“TSXV”) under the symbol “QTA” and traded at OTCQX Markets under the symbol “QTRRF”.

The Interim MD&A focuses on year-to-date material information about the Company’s financial condition and results of operations as of August 11, 2016, and excludes discussion and analysis that were provided in its annual MD&A for the year ended December 31, 2015. It should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2015, condensed interim financial statement for the six months ended June 30, 2016, and together with the related notes thereto.

The first, second, third and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3”, and “Q4” respectively. All amounts contained herein are in U.S. dollars, unless otherwise indicated. Tabular amounts are in thousands except for per share amounts. References to CAD$ are to Canadian dollars.

Additional information related to Quaterra is available on its website at www.quaterra.com, on SEDAR at www.sedar.com or the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov

Forward-Looking Statements

Certain statements made and information contain “forward-looking statements” within the meaning of the United States Private Securities Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-Looking Statements”). Forward-Looking Statements are based on the beliefs, expectations, and opinions of management on the date of the statements are made. Actual results and future events could differ materially from those anticipated in Forward-Looking Statements, readers should not place undue reliance on such statements.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on the results, business prospects or financial position.

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s regulatory filings prior to making an investment in the Company. For a comprehensive list of the risks and uncertainties applicable to the Company, please refer to the section entitled “Risk Factors” in the Company’s 2015 annual Form 20-F which is available on the SEC website at www.sec.gov

Note to U.S. Readers

The Company uses Canadian Institute of Mining, Metallurgy and Petroleum definitions for the terms “measured resources”, “indicated resources” and “inferred resources”. U.S. investors are advised that while the terms “measured resources”, “indicated resources” and “inferred resources” are recognized and required by Canadian regulations, including National Instrument 43-101 (“NI 43-101”), the SEC does not recognize these terms. U.S. readers are cautioned not to assume that any part or all of the material in these categories will be converted into reserves. It should not be assumed that any part of an inferred mineral resource will ever be upgraded to a higher category.

Quaterra Resources Inc.
Interim MD&A – Quarterly Highlights
For the six months ended June 30, 2016

Technical Information

The technical information contained in this MD&A has been reviewed and approved by Thomas Patton Ph.D., Chairman and Chief Executive Officer of the Company, and a non-independent “qualified person” as defined in NI 43-101.

Summary for the six months ended June 30, 2016

In August 2015, the Company’s subsidiary Singatse Peak Services LLC (“SPS”) commenced an exploration drilling program at the Bear deposit – a large porphyry copper system – located on the Company’s 51-square-mile property in the historic Yerington Copper District of Nevada. The program has been funded by Freeport-McMoRan Nevada LLC (“Freeport Nevada”) in terms of an option agreement whereby Freeport Nevada can acquire an initial 55% interest in SPS by spending $40.75 million in three stages starting in June 2014.

From June 2015 to June 2016, Freeport Nevada provided $8.4 million funds to SPS with SPS receiving $3.825 million during the first six months of 2016. Funds have been used to fund exploration drilling at the Bear Deposit, as well as land, water and minerals rights maintenance, compliance with environmental law and general administrative expenditures.

In January, April and July 2016, the Company received payments each of $500,000 from Freeport-McMoRan Mineral Properties LLC (“FMMP”) in terms of a 2014 agreement whereby FMMP acquired the remaining interests in three of the Company’s non-core copper and molybdenum properties for $5 million. In terms of the agreement $1.0 million was paid on Closing and the balance was payable in tranches of $500,000 every quarter for eight consecutive quarters commencing January 1, 2015. As of August 11, a total of $4.5 million has been received from FMMP, with $500,000 still owing.

On February 8, 2016, Quaterra and SPS announced results from Hole B-050, the third core hole of the drill program to explore and further define the Bear deposit. Hole B-050, drilled vertically to a depth of 3,838 feet, intercepted 521.9 feet (159.1 meters) of 0.36% copper beginning at a depth of 2,429.2 feet. Included within this interval is 279.3 feet (85.1 meters) of 0.44% copper starting at 2,491.4 feet. A 6.1 -foot (1.9 meter) interval of massive pyrite-magnetite-chalcopyrite skarn starting at 2,330.5 feet averages 1.91% copper, 0.22 ppm gold and 5.7 ppm silver. Hole B-050 extended the Bear mineralized system an additional 650 feet north of the nearest historic drill hole. The hole was collared 1,050 feet north-northeast of Hole B-048. Drill intercepts are based on actual core lengths and may not reflect the true width of mineralization. The results of the two previous holes, B-048 and B-049, were announced on November 17 and December 23, 2015 respectively, and are available on the Company website.

On April 6, Quaterra and SPS announced the results from Hole B-051, the fourth core hole of the program to explore and further define the Bear deposit. Hole B-051, drilled vertically to a depth of 3,878 feet, intercepted 1,483.3 feet (452.1 meters) of 0.26% copper beginning at a depth of 2,191.2 feet. Included within this interval is 1,213.8 feet (370.0 meters) of 0.30% copper starting at 2,191.2 feet. Several narrower intervals contain >0.40% copper with anomalous gold and molybdenum. Hole B-051 is a significant step-out from the nearest hole, B-049, approximately 1,150 feet to the west. The thickness of the mineralized intercept in B-051 is larger than those in the three previous holes of the drilling program. Bornite also is more common, occurring with chalcopyrite and molybdenite in quartz-sulfide veins, veinlet swarms and stockworks. The quartz-sulfide veins appear to correlate with higher gold and molybdenum values found in B-051 compared to the three previous drill holes. The interval 3,253 to 3278 feet averaged 0.43% copper, 182 ppm molybdenum and 0.12 ppm gold over 25 feet; the interval 2,218 to 2,241.9 feet averaged 445 ppm molybdenum over 23.9 feet.

On April 15, 2016, Quaterra announced that Gerald Prosalendis had been named President and Chief Operating Officer of the Company. To accommodate this appointment, Thomas Patton resigned as President while retaining the positions of Chairman and Chief Executive Officer.

On May 24, Quaterra and SPS announced results from Hole B-052, the fifth core hole in the Bear deposit drill program. Hole B-052, drilled vertically to a depth of 3,468 feet, intercepted two zones of 0.4% copper, the first of 43 feet (13.1 meters) with 201 ppm molybdenum starting at 2,508 feet and another of 29 feet (8.8 meters) starting at 2,667 feet. Overall, the hole intercepted 666.2 feet (203.1 meters) of 0.14% copper mineralization beginning at a depth of 2,081.3 feet. Hole B-052, collared 700 feet north-northeast of hole B-051, was sited to determine if the favorable alteration and mineralization intersected in hole B-051 extended and strengthened to the north. Although the alteration and style of mineralization encountered in hole B-052 is similar to B-051, the narrower and lower grade mineralization shows that this is most likely not the case. Molybdenite is more common than in previous SPS holes, occurring in narrow quartz veins that cut and often offset chalcopyrite-pyrite veins and veinlets and continuing over a longer vertical range (709.5 feet) than the copper mineralization. The lower copper and gold grades, combined with a higher pyrite/chalcopyrite ratio, indicate that hole B-052 was drilled in a more distal part of the system. Additional drilling will be necessary to test this concept as Bear mineralization remains open in three directions.

Quaterra Resources Inc.
Interim MD&A – Quarterly Highlights
For the six months ended June 30, 2016

On June 9, 2016, Quaterra and SPS announced results from the sixth and final drill hole of the 2015 and 2016 drill program. Hole GHH-001 is located in Ground Hog Hills, an area with no historic drilling about 6,000 feet south of previous SPS holes. It was drilled vertically to a depth of 2,017.5 feet and cased for possible future deepening. Sporadic zones of copper mineralization were intersected which are interpreted as an extension of Bear mineralization to the north. Mineralization included 10 feet of supergene enriched chalcocite mineralization averaging 0.33% copper beginning at a depth of 230 feet and 30 feet of oxide copper averaging 0.15% copper beginning at 350 feet. Core drilling below 400 feet intersected primary chalcopyrite mineralization, including 128 feet of 0.21% copper and narrow, widely spaced sulfide veins containing elevated to highly anomalous antimony, arsenic, cobalt, zinc, molybdenum, gold, silver and copper averaging greater than one per cent. This mineralization occurs within a propylitically altered cap interpreted to overlie potassically altered copper mineralization at depth.

The six-hole 2015 and 2016 exploration program totaled 20,274.5 feet of drilling. The five holes at Bear, including twin hole B-048, totaled 18,257 feet. Results from Hole B-048 supported historic assays from Hole 23B drilled in 1966 by Anaconda. Drilling results from holes B-049 to B-052 were successful in extending the Bear mineralization an additional 2,000 feet north-northeast by 3,000 feet northwest-southeast, with the average mineralized intercept in these four step-out holes averaging approximately 1,000 feet in thickness. The Bear system remains open in three directions. Copper mineralization is overlain by ubiquitous propylitic alteration with moderate to strong phyllic alteration, often laced with tourmaline veining and flooding. Significantly higher grades, if present, will most likely be found where quartz monzonite is cut by quartz monzonite porphyry dikes as occurs at the nearby Yerington mine. The Bear porphyry copper deposit currently covers more than two square miles.

On June 13, 2016, Quaterra and SPS announced they had reached an agreement with Freeport Nevada to extend the current Stage 2 of Freeport Nevada’s option to acquire an interest in the Company’s Yerington Copper Project in Nevada for up to two years by Freeport Nevada making option payments totalling $5.75 million. In terms this amended agreement, Stage 2 of Freeport Nevada’s earn-in option, which commenced in June last year, can be extended for up to four additional periods of six months each by Freeport Nevada making the following payments to SPS: $1.8 million on June 13, 2016 which has been received; $1.25 million on December 13, 2016; $1.35 million on June 13, 2017; and $1.35 on December 13, 2017. SPS intends to use the Freeport Nevada’s option payments for property maintenance, G&A and environmental compliance at Yerington. Freeport Nevada will have the right to terminate the agreement at any time with 60 days’ notice.

During the two-year extension period, SPS may propose special exploration programs, including work plans and budgets, to be undertaken with Freeport Nevada’s agreement under an annual drilling program. These programs will be funded by Freeport Nevada, at its discretion, through accelerated option payments. The Stage 2 extension option payments and any accelerated option payments will reduce the payments required for Freeport Nevada to earn its initial 55% interest in SPS. SPS is currently working at identifying compelling targets for the next phase of drilling.

SPS will continue to initiate and self-fund desktop studies to assess the over-all development potential at Yerington, and surface work including geophysical surveys to better understand the Bear porphyry copper deposit, one of three known copper deposits on the Company’s 51-square mile Yerington land package. Geophysical surveys will also assist in future drill site selection. Freeport Nevada has the option to participate in these studies as part of due diligence.

Quaterra Resources Inc.
Interim MD&A – Quarterly Highlights
For the six months ended June 30, 2016

On July 14, 2016, Quaterra announced the sale of its remaining 35% participating interest in the Herbert Glacier project, Alaska, to its joint venture partner Grande Portage Resources Ltd (“Grande Portage”). On closing, Grande Portage issued to Quaterra 1,182,331 shares, equal to 9% of its issued and outstanding common shares. In addition, Grande Portage will allot and deliver to Quaterra within five business days of a financing or financings totaling up to $1 million that number of additional shares required to maintain Quaterra’s interest at 9%. Grand Portage will also pay Quaterra $250,000 within 90 days of receipt of a feasibility report for the property or in event of a change of control or sale. Grande Portage will assume any and all obligations related to Quaterra’s participating interest under the JV agreement.

Also on July 14, 2016, Quaterra reported that the previously announced sale of its 50% interest in the Nieves project, Mexico, has been concluded with payment of the final $1.0 million tranche owing to Quaterra by Blackberry Ventures, I LLC on June 30, 2016. Quaterra no longer holds any interest in assets in Mexico. These two transaction represent the conclusion of Quaterra’s previously announced strategy to dispose of all non-core assets. The funds raised from these efforts will continue to provide Quaterra with the resources to focus its efforts on exploring and developing its assets in the historic copper district of Yerington, Nevada.

Review of Operations and Financial Results

During three months ended June 2016, the Company incurred a loss of $1.81 million, year-to-date $1.1 million, compared to a $2.2 million loss (year-to-date $2.3 million) in the same period 2015. Q2 2016 is significantly affected by the non-cash impairment for the Herbert Gold property, and fair value calculations on derivative liability for both quarters.

Excluding non-cash items, general administrative expenses decreased by $103,000 mainly due to the reduction in personnel costs which were partially offset by higher administration and general office expense due to the expensing of insurance premium paid in 2016.

As part of the continued effort to focus on its copper assets in Nevada, the Company concluded the Nieves sale and disposed of its Mexican subsidiary for gross proceeds of $500,000 in January 2016. The Company is no longer operating in Mexico.

Quarterly Information Trends

The Company’s results have been largely driven by the level of its property holding costs, exploration activities and recoveries from partners. The Company has had no revenue from mining operations since its inception. Major variations in costs are summarized below:

  Significant increases and decreases quarter to quarter in the Company’s stock price can have a significant impact on the value of the derivative liabilities issued by the Company in conjunction with debt and equity instruments.
  The gain or loss on disposal of mineral properties is dependent on the negotiated sales proceeds and can vary significantly from property to property.
  Foreign exchange gains and losses arise because the Company conducts certain of its activities and holds financial assets in U.S. Dollars and Canadian dollars, and reports its financial results in U.S. Dollars.
  Share-based payments can vary widely from quarter to quarter based on the timing, amount and tenure of stock option awards.
  Interest earned and financing costs vary based on the timing, type and amount of debt and equity placements and resultant fluctuations in cash.

Quaterra Resources Inc.
Interim MD&A – Quarterly Highlights
For the six months ended June 30, 2016

The following table sets out the quarterly financial information for each of the last eight quarters:

	Q2'16	Q1'16	Q4'15	Q3'15	Q2'15	Q1'15	Q4'14	Q3'14
	$	$	$	$	$	$	$	$
Administration and general office	(440)	(312)	(382)	(384)	(543)	(343)	(625)	(465)
Share-based payments	(136)	-	-	(196)	(2)	(10)	(37)	(16)
Exploration partner fee	-	25	-	25	-	-	2	5
Fair value gain (loss) on derivative liability	-	731	(351)	465	(1,589)	268	8	615
Foreign exchange gain (loss)	56	(24)	2	25	(10)	53	197	(16)
General exploration costs	7	(12)	(2)	(8)	(4)	(4)	(126)	(56)
Gain on sale of mineral properties	112	343	-	-	-	-	2,854	-
Impairments of mineral properties	(1,445)	-	-	-	-	-	(2,473)	-
Interest income (expenses)	37	(48)	(11)	(25)	(20)	(16)	(34)	(62)
Net income (loss)	(1,809)	703	(744)	(98)	(2,168)	(52)	(234)	5
Basic income (loss) per share	(0.01)	-	-	-	(0.01)	-	-	-

Liquidity and Capital Resources

To date, Quaterra has been dependent on equity, joint venture partners’ contribution and proceeds from disposal of certain mineral properties for funding. As of August 11, 2016, cash on hand plus short-term investments are $6.2 million and working capital is $6.0 million.

During six months ended June 30, 2016, the Company incurred $3.65 million expenditures in mineral properties, received a total of $3.825 million under the Option Agreement with Freeport Nevada, $1.0 million from the none-core asset sale agreement with FMMP, and $1.0 million from the final tranche of the Nieves sale agreement with Blackberry entered into in 2014.

The funds received under the Option Agreement have been primarily used in the Bear Deposit drilling program, Yerington Assets mineral rights acquisitions and claim maintenance, and general administrative support.

Funds received from assets sales have been used in working capital for corporate activities and expenses.

With the cash on hand, the Company believes it has sufficient cash to maintain its operations in the next 12 months.

The Company has a $500,000 convertible note due on January 2, 2017. The outstanding principal may be converted by the note holder at rate of CAD$0.10 per share at any time until maturity. The Company borrowed $500,000 from Freeport Nevada bearing an interest rate of 5%. In the event Freeport Nevada terminates the Option Agreement, the $500,000 along with interest is due 180 days after such a termination notice from Freeport Nevada.

Accounts payable and other accrued liabilities were incurred at market rates with arm’s length third party suppliers, primarily for goods and services related to the Company’s exploration of its Yerington Assets, and also for professional fees and other overhead expenses incurred in the normal course of operations. The Company is not aware of any contingencies as at June 30, 2016.

Quaterra Resources Inc.
Interim MD&A – Quarterly Highlights
For the six months ended June 30, 2016

Related Party Information and Commitments

Manex is a private company controlled by the Corporate Secretary of the Company. It provides furnished office space, selected administration, accounting, and corporate secretarial services to the Company at a monthly rate of CAD$8,000 for office space plus CAD$5,000 of corporate services until August 31, 2017. The Company may cancel the corporate services with a 30-day notice while the office space requires a payment of the lesser of CAD$96,000 or the remaining term of the service agreement.

As of June 30, 2016, the Company had a total of CAD$112,000 in commitments related to its Vancouver office premises.

Outstanding Share Data

As at August 11, 2016, 193,479,416 common shares were issued and outstanding, 54,531,000 warrants were outstanding at a weighted exercise price of $0.14, and 16,220,000 stock options were outstanding at weighted average exercise price of CAD$0.16 and weighted contractual life of 4 years.

Off Balance Sheet Arrangements

None.

Proposed Transactions

None

Changes in Accounting Policies and Critical Accounting Estimates

The significant accounting policies applied in preparation of the financial statements are consistent with those applied and disclosed in the Note 2 of the Company’s 2015 audited consolidated financial statements. Adoptions of new standards and amendments to existing standards have had no material impact on the Company’s financial position or financial performance.

Critical accounting estimates remain the same as disclosed in the 2015 audited annual consolidated financial statements.

Financial Instruments

The Company has designated its cash and cash equivalents, amounts due from exploration partners, short-term investments, reclamation bonds, accounts payable and accrued liabilities, loan payable and derivative liabilities as financial instruments.

Derivative liability is measured at fair value and categorized in Level 3. The fair value of the derivative liability is based on the Black-Scholes option pricing model as determined at the reporting date. The rest of the financial instruments approximate their fair values due to their short-term nature. The carrying values of the reclamation bonds approximate their fair values, as these balances are redeemable on demand.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from financial instruments.